Exhibit 99.45

Black Mammoth Metals Identifies Underlying Drill Target at Antelope Gold Property, NV

BMM: TSX-V

VANCOUVER, BC, May 26, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a pole-dipole induced polarization (IP) survey with inversion model at the Company’s 100% owned Antelope Gold property (“Antelope” or the “Property”). The Property is situated along the western flank of the Antelope Range, 79 kms N-NE from Ely in White Pine County, east-central Nevada. A network of gravel roads allows good access to several areas of the Property.

The Company has also staked 8 unpatented lode claims on lands administered by the Bureau of Land Management (BLM). Together with the 32 existing claims, Antelope now covers a total of approximately 321 hectares (795 acres).

IP Survey Results:

The IP survey has delineated a resistivity high and chargeability high anomaly in the Property’s north zone associated with a range bounding structure which trends in a north-south direction and is crosscut by a second, northwest-striking, dike-filled structure (the “Dike Structure”) which is coincident with historical gold mineralized drill holes and surface rock chip samples (see Figures 1 & 2). The Dike Structure with relatively shallow historical drill holes is also underlain by a chargeability high, which may represent a feeder zone (the “Target”) for the extensive overlying silica cap (the “Cap”) and historical gold mineralization.

Historical drill holes confirm significant at or near-surface gold mineralization along the Cap as well as within the underlying rock units of the Mississippian and Devonian periods. Drilling by Phelps Dodge (1988-89) yielded the best historical drill interval in (PTR-106) – 1.88 g/t gold over 12.19m starting at surface, including 3.41 g/t gold over 4.57m starting at 6.10m. PTR-106 is a historical vertical reverse circulation hole, located in the Target zone with approximate true thickness of 90-95% of drilled width and total depth of 76m.

Figure 1 – Resistivity Anomaly at a Depth of 150 to 300m in the North Zone of the Property, Outlining the Area of Known Gold Mineralization. (CNW Group/Black Mammoth Metals Corp)

Recent exploration work on the Property encountered extensive and widespread silicification, particularly to the east of the area of known gold mineralization, as well as at locations where intrusive dikes were exposed.

The Company continues to review the extensive historical Property data including the drilling assays and sections where significant historical gold mineralization was encountered. The gold system at Antelope remains open and requires further investigation. The Company is very encouraged to continue exploration at Antelope.

Figure 2 – Chargeability Anomaly at a Depth of 150 to 300m in the North Zone of the Property, Outlining the Area of Known Gold Mineralization. (CNW Group/Black Mammoth Metals Corp)

The 7 east-west IP lines and 4 north-south IP lines were situated in the north and central areas of the Property and spaced 100-600m apart.

Acquisition Terms:

There was a finder’s fee of $12,000 USD paid to a private vendor in April 2025 in connection with the Antelope property initial claims staking. The Company owns Antelope 100% with no royalties, share compensation or work commitment amounts.

Black Mammoth continues to acquire non-core exploration interests in the western US, by purchase or staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 27 core properties:

•	Antelope Gold property, White Pine County, NV.

•	305 property, Lander County, NV.
•	Cupz Gold property, Esmeralda County, NV.
•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson,BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101,
Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 26-MAY-26